Exhibit 99.1

China Yuchai International Announces

Unaudited First Quarter 2015 Financial Results

SINGAPORE, Singapore – May 7, 2015 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the first quarter ended March 31, 2015. The financial information presented herein for the first quarter of 2015 and 2014 is reported using International Financial Reporting Standards as issued by the International Accounting Standards Board.

Financial highlights for the first quarter of 2015

•	Revenue was RMB 3.7 billion (US$599.1 million) compared with RMB 4.6 billion in the first quarter of 2014;

•	Gross profit was RMB 674.4 million (US$109.8 million), a 18.3% gross margin compared with RMB 788.4 million and a gross margin of 17.3% in the first quarter of 2014;

•	Operating profit was RMB 228.1 million (US$37.1 million) compared with RMB 346.7 million in the same quarter a year ago;

•	Net earnings attributable to China Yuchai’s shareholders were RMB 105.4 million (US$17.2 million) compared with RMB 180.0 million in the first quarter of 2014;

•	Earnings per share were RMB 2.76 (US$0.45) compared with RMB 4.83 for the same quarter in 2014;

•	Total number of engines sold was 105,046 units compared with 151,909 units in the first quarter of 2014.

Unaudited First Quarter 2015 Results

Revenue for the first quarter of 2015 decreased 19.1% to RMB 3.7 billion (US$599.1 million) from RMB 4.6 billion in the first quarter of 2014. The total number of engines sold by GYMCL during the first quarter of 2015 was 105,046 units compared with 151,909 units in the same quarter in 2014, representing a decrease of 46,863 units, or 30.8%. This was mainly due to the weak commercial vehicle market and economic slowdown in China in the first quarter of 2015. This decrease was comparable to the industry decline of 25.6% in commercial vehicle sales including a 29.2% decrease in truck sales mainly due to a 33.7% reduction in heavy-duty truck sales in the first quarter of 2015, as reported by the China Association of Automobile Manufacturers in commercial vehicle sales data (excluding petrol-powered vehicles).

Gross profit was RMB 674.4 million (US$109.8 million) compared with RMB 788.4 million in the first quarter of 2014. Gross margin increased to 18.3% in the first quarter of 2015 compared with 17.3% in the same quarter last year. The higher gross margin was mainly attributable to a lower raw material costs and change in sales mix in the first quarter of 2015.

Other income was RMB 1.5 million (US$0.2 million), compared with RMB 29.5 million in the first quarter of 2014. This decrease was mainly due to unrealized foreign exchange revaluation losses as compared to a gain in the first quarter last year which contributed to a movement of RMB 24.5 million.

Research and development (“R&D”) expenses increased by 8.0% to RMB 113.3 million (US$18.4 million) from RMB 104.9 million in the first quarter of 2014. The increase was mainly due to the development of new engines as well as continued initiatives to improve engine quality. In the first quarter of 2015, R&D activities focused on emission standard compliance, exhaust after treatment system integration and fuel efficiency improvement. The Company is also expanding the number of engines compliant with Tier 3 emission standards for off-road applications. As a percentage of revenue, R&D spending increased to 3.1% compared with 2.3% in the first quarter of 2014.

Selling, general and administrative (“SG&A”) expenses were RMB 334.5 million (US$54.5 million), a decrease from RMB 366.2 million in the first quarter of 2014. SG&A expenses represented 9.1% of revenue compared with 8.0% in the same quarter a year ago. The higher percentage in the first quarter of 2015 was mainly due to lower sales revenue.

Operating profit decreased to RMB 228.1 million (US$37.1 million) from RMB 346.7 million in the first quarter of 2014. The operating margin was 6.2% compared with 7.6% in the first quarter of 2014.

Finance costs decreased to RMB 33.6 million (US$5.5 million) from RMB 37.8 million in the first quarter of 2014, a decrease of RMB 4.2 million or 11.0%. Lower finance costs mainly resulted from a reduction in the cost of borrowings.

Share of joint ventures was a loss of RMB 6.8 million (US$1.1 million) compared with a loss of RMB 15.2 million in the first quarter of 2014.

Profit before tax was RMB 187.8 million (US$30.6 million) compared with RMB 294.0 million in the first quarter of 2014. This was mainly due to lower sales volume and higher unrealized revaluation foreign exchange losses.

In the first quarter of 2015, total net profit attributable to China Yuchai’s shareholders was RMB 105.4 million (US$17.2 million), or earnings per share of RMB 2.76 (US$0.45) compared with RMB 180.0 million, or earnings per share of RMB 4.83 in the same quarter in 2014.

Earnings per share in the first quarter of 2015 was based on a weighted average of 38,195,706 shares compared with 37,267,673 shares in the first quarter of 2014. In July 2014, we issued 928,033 new shares to shareholders who elected to receive shares in lieu of dividend in cash.

Balance Sheet Highlights as at March 31, 2015

•	Cash and bank balances were RMB 2.4 billion (US$392.4 million) compared with RMB 2.5 billion at the end of 2014;

•	Short-term and long-term interest-bearing loans and borrowings were RMB 2.7 billion (US$432.7 million) compared with RMB 2.3 billion at the end of 2014;

•	Inventories were RMB 2.3 billion (US$370.8 million) compared with RMB 1.9 billion at the end of 2014.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “Our sales results in the first quarter of 2015 reflected the impact of both a slowing economy and reduced commercial vehicle demand. We were also affected by the pre-buying of commercial vehicles compliant with National III emission standards whereby sales were brought forward to 2014 before the strict enforcement of the National IV emission standards nationwide on January 1, 2015. Truck sales were particularly affected and heavy-duty truck sales declined 33.7% in the first quarter of 2015.”

“We anticipated this challenging environment and made adjustments to our operations to manage production in line with current requirements. We continue to execute our diversification strategy as we added new diesel and natural gas engines for the truck market, and for the bus market to enhance our leadership there. We are using our new high horsepower engines to further penetrate the off-road markets. We will continue to maintain discipline in the management of our balance sheet in a changing business environment in China.” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.1422 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 31, 2015. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2015 or at any other date.

Unaudited First Quarter 2015 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on May 7, 2015. The call will be hosted by Mr. Weng Ming HOH, President, and Mr. Kok Ho LEONG, Chief Financial Officer of China Yuchai. They will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialling +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +656-723-9381 (International), Conference Code: 29794356, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2014, GYMCL sold 483,825 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: cyd@grayling.com

4